SAMSON OIL & GAS SHARE PURCHASE PLAN OVERSUBSCRIBED
Denver 1800 hours July 4th, 2010. Perth 0800 hours, July 5th

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that in response to its Share Purchase Plan that it has received applications for 276 million ordinary shares or 13.8 million ADS’s representing funds of approximately A$9.3 million or US$7.8 million, on Friday’s closing exchange rate of 0.8488.

Samson Directors are awaiting all subscribed funds to clear and expect to be able to announce the extent of the scale back later in the week of July 5th.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,440 million ordinary shares issued and outstanding, which would be the equivalent of 72 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.79 per ADS on July 2nd 2010 the company has a current market capitalization of approximately US$56.8 million.  Correspondingly, based on the ASX closing price of A$0.048 on July 2nd, 2010, the company has a current market capitalization of A$69.1 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.